NSAR Item 77E - BlackRock California Municipal Income Trust ("BFZ")

Curbow Litigation

A purported derivative complaint had been filed by Roy Curbow and other shareholders of  BFZ on July 27, 2010 in the Supreme Court of the State of New York, New York County.  The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of BFZ as defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to BFZ and its common shareholders and committed waste by redeeming BFZ's auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by BFZ as a result of the prior redemptions and injunctive relief preventing BFZ from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.

830862.01-New York Server 6A MSW - Draft March 14, 2012 - 12:40 PM